Computershare

82-01351

Investor Services

Flavio Moroso
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7295
Direct fax : (514) 982-7580
Flavio.moroso@computershare.com

RECEIVED
2006 DEC 12 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

06019141

November 30, 2006

United States Security & Exchange Commission
Office of International Corporate Finance
Stop 3-9, 450-5th Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: PROMATEK INDUSTRIES LTD.

Dear Sirs:

The following material has been sent by prepaid mail on November 10, 2006 to each shareholder of the Corporation:

1.	Notice of an Annual Meeting of Shareholders and Management Proxy Circular	(English or French)
2.	Form of Proxy including a request to receive Interim Financial Statements and to not receive the Annual Report and accompanying Management's Discussion and Analysis by mail	(English or French)
3.	Return Envelope Not Prepaid	(Bilingual)

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Sincerely,

Flavio Moroso

FM/lj

Encls.

c.c.: Mr. Mark Levine, Promatek Industries Ltd.

12/13